PROXY MEMORANDUM

To:	AbbVie Shareholders

Subject:	Shareholder resolution on extent to which risks related to public concern over drug pricing are integrated into incentive compensation policies for senior executives
Date:	March 29, 2019

Contact:	Katie McCloskey, Director Social Responsibility, United Church Funds, katie.mccloskey@ucfunds.org

At the upcoming AbbVie Inc. (“AbbVie” or “the “Company”) annual shareholders’ meeting on May 3, 2019, shareholders will have the opportunity to vote on a Proposal (the “Proposal”) sponsored by multiple shareholders1 asking AbbVie to disclose how it considers risks stemming from public concern over high drug prices in setting incentive pay arrangements for senior executives. We urge you to vote FOR proposal #6 as described below.

RESOLVED, that shareholders of AbbVie Inc. (“AbbVie”) urge the Compensation Committee (the “Committee”) to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into AbbVie’s incentive compensation policies, plans and programs (together, “arrangements”) for senior executives. The report should include, but need not be limited to, discussion of whether (i) incentive compensation arrangements reward, or not penalize, senior executives for adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding the level or rate of increase in prescription drug prices; and (ii) such concern is considered when setting financial targets for incentive compensation arrangements.

The Proponents submitted the Proposal to AbbVie because we believe shareholders would benefit from a fuller understanding of whether senior executive incentive compensation arrangements reward price increases – or discourage policies of price restraint – both of which can boost short-term performance, even though long-term success could depend on pricing moderation. In our view, repeated price increases like those implemented by AbbVie are likely to lead to backlash from payers, policy makers and the public.

1 United Church Funds, and co-filers, including Bon Secours Mercy Health, Sisters of Charity of Saint Elizabeth, Sisters of Providence, Mother Joseph Province, and Trinity Health.

We believe that incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively. AbbVie - in its 2019 proxy statement states that a well-designed compensation program should align executive interests with the drivers of stockholder returns and profitable growth, support achievement of the company’s primary business goals to have a remarkable impact on patients’ lives and attract and retain world-class executives whose talents and contributions sustain the growth in long-term stockholder value.

Reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

▪	They may damage corporate reputation, as when, in March 2019, a Senate Finance Committee panel heavily focused on the compensation measures of AbbVie CEO Richard Gonzalez.[2] According to Gallup, the pharmaceutical industry’s favorability rating stands at 33 percent, lower than the 23 other industries included in the poll.[3] Poor reputation can make it more difficult to recruit and retain talented employees.[4]

▪	Legislative and regulatory risk is apparent not only in the President’s blueprint. At least 30 pieces of legislation addressing prescription drug prices have been introduced in the 116th Congress, and various Congressional committees have held high-profile hearings.[56] In 2018, at least 24 states passed legislation to curb rising drug costs.[7]

Some companies have responded to public concerns about prices by committing to not raising prices by more than a certain amount per year. We are concerned that AbbVie’s incentive pay arrangements, which include Humira sales to determine payouts, may overlook the pricing pressure risks the company faces and not take into account these risks in compensation arrangements.

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80 percent of Mylan shares voted against management’s “say on pay” proposal,10 following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.11

AbbVie’s existing disclosures do not mention drug pricing-related risks, but rather describe compensation arrangements as required by SEC rules. We believe that the information sought by the Proposal would give shareholders valuable insight about how AbbVie’s executive pay practices balance financial goals and management of pricing-related risks. We therefore urge shareholders to vote FOR proposal #6.

2 https://www.cnbc.com/2019/02/26/senate-panel-grills-abbvie-ceo-over-bonuses-tied-to-sales-of-humira.html

3 news.gallup.com/poll/12748/business-industry-sector-ratings.aspx

4 http://www.mandrake.ca/bill/images/corporate_responsibility_white_paper.pdf (summarizing evidence that perceptions regarding corporate social responsibility drive higher levels of employee engagement and retention); see also https://business.missouri.edu/sites/default/files/publication/turban_greening_1997_amj.pdf

5 https://www.govtrack.us/congress/bills/subjects/prescription_drugs/6184?congress=99#congress=116&text=prescription&terms2=__ALL__

6 https://www.nytimes.com/2019/02/26/us/politics/prescription-drug-prices.html?module=inline

7 https://www.nytimes.com/2018/08/18/us/politics/states-drug-costs.html

10 www.sec.gov/Archives/edgar/data/1623613/000119312517216777/d412323d8k.htm

11 www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm